EXHIBIT 99.1

Acasti Pharma Reports Its Third Quarter Results

LAVAL, Quebec, Jan. 15, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX.V:APO), a Neptune Technologies & Bioressources Inc. ("Neptune") subsidiary, reports the highlights of its financial results for the third quarter, ended November 30, 2012.

Financial Results Highlights – Third Quarter

  During the three-month period ended November 30, 2012 Acasti generated revenues of $424,000 from sales of Onemia™, while Acasti did not generate revenues from sales during the corresponding period of 2011.
  Research and development expenses for the three-month period ended November 30, 2012, amounted to $770,000 compared to $1,363,000 for the corresponding period of 2011.
  Adjusted EBITDA for the three-month period ended November 30, 2012 was negative $1,036,000, compared to negative $1,677,000 obtained during the corresponding period of 2011.
  Net loss amounted to $1,611,000, or $0.02 per share for the three-month period ended November 30, 2012 compared to $2,207,000, or $0.03 per share, for the corresponding period of 2011.

Financial Results Highlights – Nine-month period

  During the nine-month period ended November 30, 2012 Acasti generated revenues of $675,000 from sales of Onemia™, while Acasti did not generate revenues from sales during the corresponding period of 2011.
  Research and development expenses for the nine-month period ended November 30, 2012, amounted to $2,091,000 compared to $2,719,000 for the corresponding period of 2011.
  Adjusted EBITDA for the nine-month period ended November 30, 2012 was negative $2,989,000, compared to negative $3,624,000 obtained during the corresponding period of 2011.
  Net loss amounted to $4,940,000, or $0.07 per share for the nine-month period ended November 30, 2012 compared to $4,954,000, or $0.08 per share, for the corresponding period of 2011.

"Our continued commercialization efforts have translated into a second consecutive quarter with sales of OnemiaTM in the medical food market, providing further endorsement of our corporate development strategy by generating short-term revenues to partially finance our research & development program," stated Xavier Harland, Chief Financial Officer.

"Acasti achieved important milestones over the last few months, including; the prepayment of Neptune's royalties making Acasti royalty free, its first clinical trial insight indicating an approximate 25% reduction in triglycerides at a 2g dose of CaPre® and more recently the listing on NASDAQ. All of these accomplishments are pivotal developments, preceding the expected completion of our open-label clinical trial in the coming months," stated Harlan Waksal, Executive Vice-President.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

"Neither NASDAQ nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com